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-    EXHIBIT 99.1



                      AFFILIATION OF AN AFFILIATED COMPANY


1.   Affiliated

          - Company name        :   Metapolis Co., Ltd.

          - Equity capital      :   4,000(Million Won)

          - Total assets        :   4,000(Million Won)

          - Major business      :   Lease, Construction


2.   Name of company group: POSCO


3.   Total number of affiliated companies:

          - Before affiliation  :   16

          - After affiliation   :   17


4.   Total assets of affiliates

         - Before affiliation   :   22,058,116(Million Won)

         - After affiliation    :   22,062,116(Million Won)